HellerEhrman

October 20, 2003

03032947

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

SUPPL

21843.0001

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 28 2003
WASH. D.C. 188

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4152

Re: Hansom Eastern (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Hansom Eastern (Holdings) Limited (the "Company"), SEC File No. 82-4152, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding amendments to the articles of association and the renewal of the general mandates to issue and repurchase shares, dated July 31, 2003;

(2) The Company announcement regarding final results for the year ended March 31, 2003 and notice of annual general meeting, dated July 23, 2003; published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on July 24, 2003;

10/29

(3) The Company's annual report for the year ended March 31, 2003; and

(4). The Company's announcement regarding sale and purchase of the entire issued share capital of sure success developments limited, dated May 13, 2003, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on May 14, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Hansom Eastern (Holdings) Limited

H:\dlai\ADR\21843\0001\33SEC.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hansom Eastern (Holdings) Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE RENEWAL OF THE GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Notice convening the extraordinary general meeting of Hansom Eastern (Holdings) Limited to be held on Friday, 5th September, 2003 at Function Room III, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong at 9:10 a.m. (or so soon thereafter as the annual general meeting of Hansom Eastern (Holdings) Limited to be held at the same place and date at 9:00 a.m. shall have been concluded) is set out on pages 8 to 11 of this circular. Whether or not Shareholders are able to attend the extraordinary general meeting, they should complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the extraordinary general meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the extraordinary general meeting or any adjournment thereof, should they so wish.

31st July, 2003

CONTENTS

Page

DEFINITIONS 1

LETTER FROM THE BOARD 2

APPENDIX – EXPLANATORY STATEMENT 5

NOTICE OF EXTRAORDINARY GENERAL MEETING 8

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Articles"	the articles of association of the Company;
"associate"	the meaning ascribed thereto in Rule 1.01 of the Listing Rules;
"Board"	the board of Directors;
"Company"	Hansom Eastern (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Stock Exchange;
"connected person"	a person who is a "connected person" of the Company as the term "connected person" is defined in the Listing Rules;
"Directors"	the directors of the Company;
"EGM"	the extraordinary general meeting of the Company to be held on Friday, 5th September, 2003 at 9:10 a.m. (or so soon thereafter as the annual general meeting of the Company to be held at the same place and date at 9:00 a.m. shall have been concluded), notice of which is set out on pages 8 to 11 of this circular;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	28th July, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Share(s)"	shares of HK$0.01 each in the capital of the Company;
"Shareholder(s)"	the holder(s) of Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai
Mr. Terrence Lai

Independent Non-executive Directors:
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny

Registered office:
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

Principal place of business in Hong Kong:
Suite 2601-2603
26/F., China Resources Building
26 Harbour Road, Wanchai
Hong Kong

31st July, 2003

To the Shareholders

Dear Sir or Madam,

AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE RENEWAL OF THE GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

On 27th March, 2003, the Hong Kong Securities Clearing Company Limited issued a letter to all listed companies in Hong Kong suggesting certain amendments to their constitutional documents in light of the enactment of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong), which replaced the Securities and Futures (Clearing Houses) Ordinance. Accordingly, the reference made to the Securities and Futures (Clearing Houses) Ordinance in the Articles should be

amended. The Directors propose that the Company should delete Article 37 and the definition of "Clearing House" in Article 2 of the Articles in their entirety and substitute them by the following:

Article 2 *(the definition of Clearing House)*

"Clearing House" means a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) or a clearing house or authorised share depository recognised by the laws of the jurisdiction in which the shares are listed or quoted on a stock exchange in such jurisdiction;

Article 37

All transfers of shares may be effected by transfer in writing in the usual common form or in such other form as the Directors may accept and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. All instruments of transfer must be left at the registered office of the Company or at such other place as the Directors may appoint.

At the EGM, a special resolution will be proposed for the Shareholder to approve the above amendments to the Articles.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

The Directors are suggesting the passing of ordinary resolutions at the EGM to give to the Directors new general mandates:

(i) to allot, issue and otherwise deal with new Shares with an aggregate nominal amount not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the proposed resolution at the EGM; and

(ii) to repurchase Shares with an aggregate nominal amount not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the proposed resolution at the EGM.

A separate ordinary resolution will also be proposed at the EGM to add to the mandate to issue those Shares repurchased by the Company pursuant to the repurchase mandate granted to the Directors at the EGM.

EXTRAORDINARY GENERAL MEETING

The notice of the EGM is set out on pages 8 to 11 of this circular. A form of proxy for use at the EGM is enclosed. Whether or not Shareholders are able to attend the EGM in person, they should complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM or any adjournment thereof, should they so wish.

RECOMMENDATION

The Directors are of the opinion that the proposed amendments to the Articles and the renewal of the general mandates to issue and repurchase Shares are in the best interests of the Company and the Shareholders as a whole, and so recommend Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

Your attention is also drawn to the additional information set out in the appendix to this circular.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

This section includes an explanatory statement required by the Stock Exchange to be presented to Shareholders concerning the mandate to repurchase Shares proposed to be granted to the Directors.

1. STOCK EXCHANGE RULES FOR REPURCHASES OF SHARES

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restrictions.

The Listing Rules provide that all proposed repurchases of shares by a company with a primary listing on the Stock Exchange must be approved by shareholders in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction and that the shares to be repurchased must be fully paid up.

2. FUNDING OF REPURCHASES

Any repurchase will be made out of funds which are legally available for the purpose in accordance with the memorandum and articles of association of the Company and the Companies Law of the Cayman Islands. As compared with the financial position of the Company as at 31st March, 2003 (being the date of its latest audited accounts), the Directors consider that there will not be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed repurchases were to be carried out in full during the proposed repurchase period.

The Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing ratio which in the opinion of the Directors are from time to time appropriate for the Company.

3. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,116,124,045 Shares.

Subject to the passing of the relevant ordinary resolutions to approve the general mandates to issue and repurchase Shares (the "Repurchase Proposal") and on the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the EGM, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 311,612,404 Shares.

4. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earning per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the repurchase mandate in accordance with the Listing Rules, the applicable laws of Cayman Islands and in accordance with the memorandum and articles of association of the Company.

6. EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, Ms Yau Shum Tek, Cindy is deemed to be interested in approximately 23.33% of the issued share capital of the Company and was the only ultimate substantial shareholder holding 10% or more of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the interests of Ms Yau Shum Tek, Cindy together with her associates in the Company would be increased to approximately 25.92% of the issued share capital of the Company and such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as aforesaid and as at the Latest Practicable Date, the Directors are not aware of any consequence which the exercise in full of the repurchase mandate would have under the Takeovers Code.

7. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors, having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the proposed repurchase mandate is approved by the Shareholders, to sell Shares to the Company. No connected person of the Company has notified the Company that he/she/it has a present intention to sell Shares to the Company nor has he/she/it undertaken not to sell any of the Shares held by him/her/it to the Company in the event that the Company is authorised to make repurchases of Shares.

8. SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company in the preceding six months (whether on the Stock Exchange or otherwise) ending on the Latest Practicable Date.

9. SHARE PRICE

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the previous twelve months immediately prior to the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
July 2002	0.175	0.117
August 2002	0.130	0.096
September 2002	0.124	0.060
October 2002	0.073	0.044
November 2002	0.049	0.030
December 2002	0.037	0.033
January 2003	0.065	0.033
February 2003	0.067	0.048
March 2003	0.067	0.049
April 2003	0.058	0.046
May 2003	0.090	0.043
June 2003	0.086	0.050


恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hansom Eastern (Holdings) Limited (the "Company") will be held on Friday, 5th September, 2003 at Function Room III, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong at 9:10 a.m. (or so soon thereafter as the annual general meeting of Hansom Eastern (Holdings) Limited to be held at the same place and date at 9:00 a.m. shall have been concluded) for the purpose of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTION

1. "**THAT** the following amendments to the articles of association of the Company be and are hereby approved:

(A) the deletion of the definition of "Clearing House" from Article 2 and the insertion in their place of the following:

"Clearing House" means a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) or a clearing house or authorised share depository recognised by the laws of the jurisdiction in which the shares are listed or quoted on a stock exchange in such jurisdiction;

(B) the deletion from Article 37 of all words and the insertion in their place of the following:

All transfers of shares may be effected by transfer in writing in the usual common form or in such other form as the Directors may accept and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. All instruments of transfer must be left at the registered office of the Company or at such other place as the Directors may appoint."

ORDINARY RESOLUTIONS

2. "**THAT**:

(A) subject to paragraph (C) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the Directors be and are hereby authorised during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs (A) and (B) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to the exercise of any options granted under the share option scheme adopted by the Company or an issue of shares upon the exercise of subscription rights attached to the warrants which might be issued by the Company or an issue of shares in lieu of the whole or part of a dividend on shares or any scrip dividend scheme or similar arrangement in accordance with the articles of association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the time of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or the applicable laws of Cayman Islands to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)."

3. "**THAT**:

(A) subject to paragraph (C) below, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, and that the exercise by the Directors of all powers of the Company to repurchase such shares are subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby, generally and unconditionally approved;

(B) the approval in paragraph (A) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period to procure the Company to repurchase its shares at a price determined by the Directors;

(C) the aggregate nominal amount of share capital of the Company repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (A) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the time of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or the applicable laws of Cayman Islands to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

4. "**THAT** conditional upon the passing of the ordinary resolutions numbered 2 and 3 in the notice convening the meeting of the Company dated 31st July, 2003, the aggregate nominal amount of the share capital of the Company which are repurchased by the Company pursuant to and in accordance with the said resolution numbered 3 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the resolution numbered 2 set out in the notice of the meeting of the Company dated 31st July, 2003."

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 31st July, 2003

Notes:

1. The register of members of the Company will be closed from Wednesday, 3rd September, 2003 to Friday, 5th September, 2003, both days inclusive, during which period no transfer of shares will be registered. In order to be a member of the Company entitled to attend and vote at the extraordinary general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 pm on Tuesday, 2nd September, 2003.

2. To be valid, the instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. Any member of the Company entitled to attend and vote at the meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed pursuant to the articles of association of the Company is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or the adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之恒盛東方控股有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(於開曼群島註冊成立之有限公司)

修訂組織章程細則
及
重續發行及購回股份之一般授權

恒盛東方控股有限公司謹訂於二零零三年九月五日星期五上午九時十分(或緊隨本公司於同日上午九時正在同一地點舉行之股東週年大會結束後)假座香港北角城市花園道9號城市花園酒店宴會廳3號廳舉行股東特別大會，召開股東特別大會之通告載於本通函第8至第11頁。無論　閣下是否能夠出席股東特別大會，務請依照隨附之代表委任表格上印列之指示，將該表格填妥及儘快交回本公司股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東屆時仍可親身出席股東特別大會或其任何續會並於會上投票。

二零零三年七月三十一日

目　錄

頁次

釋義 1

董事會函件 2

附錄—說明函件 5

股東特別大會通告 8

於本通函內，除文義另有所指外，下列詞彙具有下述涵義：

「細則」	指	本公司之組織章程細則；
「聯繫人士」	指	上市規則第1.01條所賦之涵義；
「董事會」	指	董事會；
「本公司」	指	恒盛東方控股有限公司，於開曼群島註冊成立之有限公司，其股份於聯交所上市；
「關連人士」	指	上市規則所界定之「關連人士」為本公司之「關連人士」；
「董事」	指	本公司董事；
「股東特別大會」	指	本公司將於二零零三年九月五日星期五上午九時十分(或緊隨本公司於同日上午九時正在同一地點舉行之股東週年大會結束後)舉行之股東特別大會，其通告載於本通函第8至第11頁；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	二零零三年七月二十八日，即本通函付印前確定其所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「股份」	指	本公司股本中每股面值0.01港元之股份；
「股東」	指	股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；
「港元」	指	港元，香港法定貨幣。



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

執行董事：
鄺維添先生（董事總經理）
邱深笛女士
黎明偉先生
黎穎恒先生

獨立非執行董事：
林炳昌先生
鄺啟成先生

註冊辦事處：
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

香港主要營業地點：
香港
灣仔港灣道26號
華潤大廈26樓
2601-2603室

敬啟者：

修訂組織章程細則
及
重續發行及購回股份之一般授權

修訂組織章程細則

於二零零三年三月二十七日，香港中央結算有限公司致函所有於香港上市之公司，表示由於已實施之證券及期貨條例（香港法例第571章）取代了證券及期貨（結算所）條例，故建議上市公司修訂本身之組織章程文件。按此，細則內對證券及期貨（結

算所）條例之提述須予修訂。董事建議本公司須將細則第37條與細則第2條「結算所」之定義全文刪去，並由以下條文代替：

細則第2條（結算所之定義）

「結算所」乃指證券及期貨條例（香港法例第571章）所界定之認可結算所或股份上市或掛牌之證券交易所所屬司法權區之法例認可之結算所或經授權之股票受托人；

細則第37條

所有股份轉讓手續須以書面辦理並透過填妥通用之一般表格或董事所接納之其他表格進行，有關表格須經親筆簽署。倘轉讓人或承讓人為結算所或其代名人，則須以親筆簽署或以機印簽署或董事不時批准之其他方式簽署以進行轉讓。所有過戶文件須留交本公司之註冊辦事處或董事指定之其他地點。

股東特別大會上將提呈特別決議案以獲得股東批准對細則作出以上修訂。

發行及購回股份之一般授權

董事建議於股東特別大會上通過普通決議案授予董事新一般授權以：

(i) 配發、發行及以其他方式處置本公司新股份，惟面值總額不得超過股東特別大會通過建議決議案當日本公司已發行股本面值總額之20%；及

(ii) 購回本公司股份，惟面值總額不得超過於股東特別大會通過建議決議案當日本公司已發行股本面值總額之10%。

股東特別大會上亦將提呈另一項普通決議案，將授權增發根據股東特別大會上授予董事之購回授權由本公司所購回之該等股份。

股東特別大會

股東特別大會通告載於本通函第8至11頁。本通函隨附股東特別大會適用之代表委任表格。無論股東能否親身出席股東特別大會，股東務須依照隨附之代表委任表格上印備之指示將其填妥及盡快交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何不得遲於股東特別大會指定舉行時間48小時前。填妥及交回代表委任表格後，股東仍可出席股東特別大會或其任何續會及在會上投票。

建議

董事認為建議修訂細則及重續發行及購回股份之一般授權均符合本公司及股東之整體利益，因此建議股東就即將於股東特別大會上提呈之有關決議案投贊成票。

閣下務請垂注本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添
謹啟

二零零三年七月三十一日

本節包括聯交所規定就建議授予董事購回股份之授權需提呈予股東之說明函件。

1. 購回股份之聯交所規則

上市規則准許以聯交所為第一上市地之公司，可於聯交所購回其股份，惟須遵守若干限制。

上市規則規定，以聯交所為第一上市地之公司於進行購回股份建議前，必須事先經由股東以一般授權或就特定交易之特別批准方式通過普通決議案批准，而將予購回之股份必須已全數繳足。

2. 購回之資金來源

任何購回將由本公司根據本公司之組織章程大綱及細則及根據開曼群島公司法可合法作為購回用途之資金支付。較二零零三年三月三十一日(最近經審核賬目日期)本公司之財務狀況比較，董事認為於建議購回期間，倘全面行使建議購回，將不會對本公司營運資金及借貸水平造成重大不利影響。

倘行使購回授權至某程度，董事認為將會對彼等認為不時對本公司合適之營運資金或借貸水平造成重大不利影響，則董事不會行使購回授權。

3. 股本

於最後實際可行日期，本公司已發行股本為3,116,124,045股股份。

如批准發行及購回股份(「購回建議」)之一般授權之有關普通決議案獲得通過，及於最後實際可行日期至股東特別大會期間，並無進一步發行或購回股份，根據購回建議，本公司可購回最高達311,612,404股股份。

4. 購回之原因

董事相信，授予董事可於市場購回股份之一般授權，符合本公司及股東之最佳利益。股份購回可提高本公司之資產淨值及／或其每股盈利，惟須視乎當時之市況及資金安排而定，而該項購回只會於董事相信購回對本公司及股東有利之情況下始進行。

5. 董事之承諾

董事已向聯交所承諾，彼等會根據上市規則、開曼群島適用法例及根據本公司之組織章程大綱及細則行使購回授權。

6. 收購守則之影響

倘購回股份導致一位股東於本公司之投票權益比例增加，就收購守則而言，該項增加將被視為一項收購。因此，一位股東或一組一致行動之股東可(視乎所增加之股東權益水平)獲得或鞏固本公司之控制權，並須遵照收購守則第26條提出強制性收購建議。於最後實際可行日期，邱深笛女士被視作持有本公司已發行股本約23.33%，乃唯一持有本公司已發行股本10%或以上之最終主要股東。倘董事全面行使根據決議案建議授出之權力購回股份，邱深笛女士連同其聯繫人士於本公司之權益將增至本公司已發行股本約25.92%，而該增加不會導致須根據收購守則第26條提出強制收購建議。除上述者外，於最後實際可行日期，董事並不察覺在悉數行使購回授權後將會涉及收購守則之條款。

7. 董事、彼等之聯繫人士及關連人士

各董事及(在董事作出一切合理查詢後所深知及確信)彼等各自之任何聯繫人士目前無意在購回授權建議獲股東批准時出售股份予本公司。本公司概無獲其任何關連人士知會，其目前擬於本公司獲授權購回股份時出售股份予本公司，或承諾不會出售其所持之任何股份予本公司。

8. 本公司作出之股份購回

於截至最後實際可行日期前六個月內，本公司並無購回任何股份(不論在聯交所或其他地方)。

9. 股價

以下為股份在緊接最後實際可行日期前十二個月每月在聯交所錄得之最高及最低成交價：

	股份	
	最高	最低
	港元	港元
二零零二年七月	0.175	0.117
二零零二年八月	0.130	0.096
二零零二年九月	0.124	0.060
二零零二年十月	0.073	0.044
二零零二年十一月	0.049	0.030
二零零二年十二月	0.037	0.033
二零零三年一月	0.065	0.033
二零零三年二月	0.067	0.048
二零零三年三月	0.067	0.049
二零零三年四月	0.058	0.046
二零零三年五月	0.090	0.043
二零零三年六月	0.086	0.050



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(於開曼群島註冊成立之有限公司)

茲通告恒盛東方控股有限公司(「本公司」)謹訂於二零零三年九月五日星期五上午九時十分(或緊隨本公司於同日上午九時正在同一地點舉行之股東週年大會結束後)假座香港北角城市花園道9號城市花園酒店宴會廳3號廳舉行股東特別大會，藉以考慮及酌情通過以下決議案：

特別決議案

1. 「**動議**批准本公司之組織章程細則作出以下修訂：

   (A) 刪除細則第2條內「結算所」之定義並以下列條文代替：

   「結算所」乃指證券及期貨條例(香港法例第571章)所界定之認可結算所或股份上市或掛牌之證券交易所所屬司法權區之法例認可之結算所或經授權之股票受托人；

   (B) 刪除細則第37條全文並以下列條文代替：

   所有股份轉讓手續須以書面辦理並透過填妥通用之一般表格或董事所接納之其他表格進行，有關表格須經親筆簽署。倘轉讓人或承讓人為結算所或其代名人，則須以親筆簽署或以機印簽署或董事不時批准之其他方式簽署以進行轉讓。所有過戶文件須留交本公司之註冊辦事處或董事指定之其他地點。」

普通決議案

2. 「動議：

(A) 在下文(C)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)行使本公司一切權力，以配發、發行及處置本公司股本中之未發行股份，以及作出或授出須行使該等權力之建議、協議及購股權(包括認股權證、債券及可轉換本公司股份之債務證券)；

(B) 授權董事於有關期間作出或授出可能須於有關期間內或有關期間屆滿後須行使該等權力之建議、協議及購股權(包括認股權證、債券及可轉換本公司股份之債務證券)；

(C) 根據上文(A)及(B)段之批准，除根據供股(定義見下文)或行使根據本公司採納之購股權計劃而可能授出之任何購股權，或因行使附於本公司或會發行之認股權證之認購權利而發行股份，或符合本公司之組織章程細則取代全部或部分股份股息或任何以股代息計劃或類似安排而發行股份，董事配發或同意有條件或無條件配發(不論根據購股權或其他方式)之股本總面值將不可超過本公司於通過本決議案當日之已發行股本總面值之20%；及

(D) 就本決議案而言：

「有關期間」乃指本決議案通過之日起計直至以下三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之組織章程大綱及細則或開曼群島任何適用法律規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過一項普通決議案撤銷或修訂本決議案所給予之授權之日。

「供股」乃指董事於指定期間內向於指定記錄日期名列本公司股東名冊之股份持有人按其當時之持股比例提呈發售股份建議(惟董事可就零碎配股權或任何有關司法權區之法例所規定之任何限制或責任，或認可監管機構或證券交易所之規定而作出其認為必需或權宜之豁免或其他安排)。」

3. 「**動議**：

(A) 在下文(C)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)行使本公司一切權力，於香港聯合交易所有限公司(「聯交所」)或本公司股份可能於其上市及獲證券及香港期貨事務監察委員會及聯交所認可之任何其他交易所上，購回本公司股本中已發行之股份而董事行使本公司一切權力以購回該等股份需受限於所有適用法例及聯交所證券上市規則之規定；

(B) 上文(A)段之批准乃附加於董事之任何其他授權，並授權本公司董事代表本公司於有關期間促使本公司以本公司董事釐定之價格購回其股份；

(C) 於有關期間根據上文(A)段之批准，購回或同意有條件或無條件購回本公司股本總面值不可超過本公司於通過本決議案當日之已發行股本總面值之10%；及

(D) 就本決議案而言：

「有關期間」乃指本決議案通過之日起計直至以下三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之組織章程大綱及細則或開曼群島任何適用法律規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過一項普通決議案撤銷或修訂本決議案所給予之授權之日。」

4. 「**動議**如於二零零三年七月三十一日股東週年大會通告所載第2及第3項普通決議案獲得通過，本公司根據及符合上述第3項決議案購回之本公司股本總面值，將加於本公司董事根據及符合於二零零三年七月三十一日大會通告載列之第2項決議案，本公司可能配發或同意有條件或無條件配發之本公司股本總面值。」

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零三年七月三十一日

附註：

1. 本公司將於二零零三年九月三日(星期三)至二零零三年九月五日(星期五)(包括首尾兩日)暫停辦理股東名冊登記手續，期內將不會辦理任何股份過戶登記手續。所有過戶文件，連同有關股票必須不遲於二零零三年九月二日(星期二)下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方合乎資格成為本公司股東，有權出席股東特別大會及在會上投票。

2. 委任代表書必須由委任人或獲其書面授權之代理人親筆簽署，方為有效；委任人如為公司，則委任代表書須加蓋公司印鑑或經由高級職員或獲正式授權人士親筆簽署後，方為有效。

3. 凡有權出席大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。根據本公司之組織章程細則獲正式委任之代表有權在大會上舉手投票。於投票表決時，股東亦可親身或委派代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

4. 委任受委代表之文據及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或投票表決(視情況而定)指定舉行時間48小時前送達本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，該等文據所委任之人士才有權投票，如未依上列指示送交有關文據，代表委任表格即不被視為有效。

5. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表出席大會就有關該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT OF FINAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2003

FINAL RESULTS

The board of directors of Hansom Eastern (Holdings) Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2003 *together with comparative figures for the previous year as follows:*

	Notes	2003 *HK$'000*	2002 *HK$'000*
Turnover	2	51,493	240,683
Cost of sales		(32,965)	(167,840)
Gross profit		18,528	72,843
Other operating income		(231)	592
Distribution costs		–	(60,325)
Administrative expenses		(18,757)	(33,255)
Other operating expenses	*4*	(45,467)	(52,694)
Investment income	*5*	2,841	653
Loss from operations	*6*	(43,086)	(72,186)
Finance costs	*7*	*(598)*	(2,122)
Gain on disposal of discontinuing operations	*8*	–	24,525
Loss on assignment of loan to a subsidiary		–	(4,711)
Loss before taxation		(43,684)	(54,494)
Taxation	9	–	(190)
Loss before minority interests		(43,684)	(54,684)
Minority interests		–	(7,009)
Net loss for the year		(43,684)	(47,675)
Dividend	*10*	–	–
Loss per share – basic	*11*	HK$(0.014)	HK$(0.022)

Notes:

1. **Adoption of Statements of Standard Accounting Practice**
   In the current year, the Group adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. The adoption of these new and revised SSAPs has resulted in a change in the format of presentation of the cash flow statement and the inclusion of the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

2. **Turnover**
   Turnover represents the net amounts received and receivable from sales of securities, sales of properties, interest income from provision of finance and notes receivable and property rentals during the year, and is analysed as follows:

	2003 *HK$'000*	2002 *HK$'000*
Continuing operations		
Sales of securities	2,959	66,259
Sale of properties	30,000	9,600
Interest income from provision of finance and notes receivable	15,607	11,650
Property rentals	2,919	2,119
Dividend income from investments in securities	8	–
	51,493	89,628
Discontinuing operations		
Sales of Western and Chinese pharmaceutical and *health products and foodstuffs (note 8)*	–	151,055
	51,493	240,683

3. **Business and geographical segment information**
   During the year, the Group was organised into four main operating segments: provision of finance, trading of securities, property holding and investment and investment activities.

   As explained in note 8, the Group ceased its manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs operations during the year ended 31st March, 2002.

   These divisions are the bases on which the Group reports its primary segment information.

   Segment information about these businesses is presented below:

   Business segments

For the year ended 31st March, 2003

	Provision of finance *HK$'000*	Trading of securities *HK$'000*	Property holding and investment *HK$'000*	*Investment activities* *HK$'000*	Consolidated *HK$'000*
Segment revenue	15,528	2,959	32,919	87	51,493
Segment results	14,415	(177)	1,704	(47,753)	(31,811)
Unallocated corporate expenses					(11,275)
Loss from operations					(43,086)

For the year ended 31st March, 2002

	Continuing operations				Discontinuing operations	
	Provision of *finance* *HK$'000*	Trading of *securities* *HK$'000*	Property holding and *investment* *HK$'000*	Investment *activities* *HK$'000*	Manufacture and sale *of Western* and Chinese pharmaceutical and health products *and foodstuffs* *HK$'000*	Consolidated *HK$'000*
Segment revenue	6,533	66,259	11,719	5,117	151,055	240,683
Segment results	5,869	(9,504)	(11,105)	(34,272)	(12,418)	(61,430)
Unallocated corporate expenses						(10,756)
Loss from operations						(72,186)

Geographical segments
The Group's operations are mainly located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC").

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services:

	Sales revenue by geographical market *2003* *HK$'000*	2002 *HK$'000*	Loss from operations 2003 *HK$'000*	2002 *HK$'000*
Hong Kong	18,474	202,555	(43,809)	(57,996)
The PRC	33,019	21,995	723	(12,756)
Asia Pacific (excluding Hong Kong and the PRC)	–	5,538	–	(1,334)
Others	–	10,595	–	(100)
	51,493	240,683	(43,086)	(72,186)

4. **Other operating expenses**

	2003 *HK$'000*	2002 *HK$'000*
Included in other operating expenses are:		
Impairment loss recognised in respect of investment securities	(45,000)	(37,000)
Deficit arising on valuation of investment properties	(200)	(1,680)
Allowances for amounts due from associates	(17)	(1,780)
Write down to net realisable value in respect of properties held for resale	–	(10,000)
Cost for closure of retail outlets	–	(6,184)
Write back of provision for litigation	–	4,325

5. **Investment income**

	2003 *HK$'000*	2002 *HK$'000*
Interest income from:		
Banks	344	645
Others	2,497	8
	2,841	653

6. ***Loss from operations***

	2003 *HK$'000*	2002 *HK$'000*
Loss from operations has been arrived at after charging:		
Depreciation and amortisation:		
Assets owned by the Group	814	4,691
Assets held under finance leases	–	28
Loss on disposal of property, plant and equipment	–	160
Unrealised loss on other investments	231	–

7. **Finance costs**

	2003 *HK$'000*	2002 *HK$'000*
Interest payable on:		
Bank and other borrowings wholly repayable within five years	598	2,107
Obligations under finance leases	–	15
	598	2,122

8. **Discontinuing operations**
   During the year ended 31st March, 2002, the Company disposed of the remaining 51% equity interest in Tung Fong Hung Investment Limited ("TFHI") at a consideration of HK$45,900,000. TFHI was a former intermediate holding company of the Company's subsidiaries which are principally engaged in the business of manufacture and sale of Western and Chinese *pharmaceutical and health products and foodstuffs. The transaction was completed on 2nd November, 2001.*

   The gain on disposal of TFHI amounted to HK$24,525,000, representing the difference between the proceeds of the sale and the carrying amount of the net assets of TFHI together with the attributable translation reserve and negative goodwill which had previously been eliminated against reserves and had not previously been charged or credited to the income statement.

   The consolidated results of TFHI and its subsidiaries for the period up to 2nd November, 2001, the date of discontinuance, which had been included in the consolidated income statement of the Group, were as follows:

	2003 *HK$'000*	2002 *HK$'000*
Turnover	–	151,055
Loss from operations	–	(12,418)

9. **Taxation**

	2003 *HK$'000*	2002 *HK$'000*
The income tax charge comprises:		
Overseas taxation of the Company and its subsidiaries	–	210
Deferred taxation	–	(20)
	–	190

   No provision for Hong Kong Profits Tax has been made as neither the Company nor its subsidiaries had any assessable profit for the year.

   Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

10. **Dividend**
    No dividend was proposed or paid by the Company during the year (2002: nil).

11. **Loss per share**
    The calculation of the loss per share for the year is based on the net loss for the year of HK$43,684,000 (2002: HK$47,675,000) and on 3,116,124,045 (2002: weighted average of 2,197,101,754) ordinary shares in issue.

    No diluted loss per share was presented for the year ended 31st March, 2002 as the exercise prices of the Company's outstanding share options were higher than the average market price of shares of the Company for that year.

FINAL DIVIDEND

The directors of the Company (the "Directors") do not recommend the payment of a final dividend for the year.

FINAL RESULTS

For the year ended 31st March, 2003, the Group recorded a turnover of HK$51,493,000 (2002: HK$240,683,000) and a loss of HK$43,684,000 (2002: HK$47,675,000). Loss per share was HK1.4 cents (2002: HK2.2 cents). Turnover for the year decreased as sales revenue of the loss-making TFHI operations disposed of in November 2001 constituted a significant portion of the Group's previous year turnover, whereas loss for the year, reduced by 8% compared to last year, represented mainly the overall loss recorded for the Group's investment activities.

OPERATIONS REVIEW

For the year under review, the Group continued to engage in four major business segments, namely, provision of finance, trading of securities, property holding and investment, and investment activities. The Company's 66.7% owned subsidiary engaged in the manufacturing of global positioning security system and devices in the PRC is on schedule to set up its production facilities, full-scale operations is expected to commence next year.

During the year, the Group made a new investment through acquiring a 22.5% interest in a pharmaceutical company, Xi'an Yizhiliu Pharmaceutical Co., Ltd ("Yizhiliu"), for a consideration of HK$40,000,000. Yizhiliu is operating in Xian, the PRC and currently has over 10 medical products being marketed and distributed across over 30 provinces, autonomous regions and cities in the PRC. The production plant of Yizhiliu meets the Good Manufacturing Practice (GMP) standard. Its products can be broadly categorized for medical treatment of *cardiac, cerebral, blood vessels and digestive systems as well as nutrition supplement products. Yizhiliu was* established in 1991 and has continued to be profitable for the past years.

Compared to last year, the Group's turnover, cost of sales and administrative expenses all decreased considerably and no distribution costs were recorded. These were mainly attributed to the disposal of the loss-making TFHI operations as mentioned, which also partly accounted for the reduction of the Group's operational loss by 40% to HK$43,086,000 (2002: HK$72,186,000).

Provision of Finance

The Group's money lending business continued to report encouraging results. Turnover and profit of this business segment rose to HK$15,528,000 (2002: HK$6,533,000) and HK$14,415,000 (2002: HK$5,869,000) *respectively and showing significant increases of 138% and 146% over last year. In light of the impressive* performance of this operation throughout the year, additional financial resources had been allocated to this segment and resulted in an expanded loan portfolio compared to last year. The Directors will continue to closely monitor the performance of this operation so as to maintain its profit contribution to the Group's future results.

Trading of Securities

The Group had not been active in its securities business throughout the year mainly due to uncertainties clouding the Hong Kong economy and investment market. Turnover from sales of securities decreased to HK$2,959,000 (2002: HK$66,259,000) and a small loss of HK$177,000 (2002: HK$9,504,000) was incurred by the operation.

Property Holding and Investment

The Group's property segment reported a profit of HK$1,704,000 in contrast to last year's loss of HK$11,105,000. The improved results were primarily attributable to the absence of provision and valuation deficits totalled HK$11,680,000 recorded last year and increase in rental income received this year.

During the year, the Group entered into an agreement to dispose of its office and apartment units in Shun Hing Square, Shenzhen, the PRC which were held for resale purpose for a consideration of HK$30,000,000, equivalent to the aggregate carrying value of the properties. The Directors were of the view that the disposal was in the best interests of the Group, given that the properties were considered to have limited prospect of value growth, and that the disposal would enable the Group to redeploy financial resources to other profitable business opportunities.

In May 2003, the Group entered into another agreement to dispose of a subsidiary which owns the rights to acquire part of the shopping mall of Metropolitan Plaza in Shenzhen for a cash consideration of HK$500,000 and the benefits under a profit sharing arrangement. Details of which are set out in the Company's announcement dated 13th May, 2003.

Investment Activities
Income from investment activities decreased to HK$87,000 (2002: HK$5,117,000) mainly because all convertible note investments held by the Group were redeemed during the year. Overall loss of the Group's investment activities amounted to HK$47,753,000 (2002: HK$34,272,000), and was primarily attributed to the impairment provision made against an investment in a software company. The company focuses on designing property management system for large scale residential project and has been active in developing the PRC property market. However, the company has encountered certain difficulties, including intense competition in terms of price and quality for products delivered, in achieving its business goals. In light of uncertain business prospects and weak financial position of the software company, the Directors resolved that an impairment provision of HK$45,000,000 be made against this investment.

FINANCIAL REVIEW

Liquidity and Financial Resources
Throughout the year, the Group's liquidity position continued to be strong. As at 31st March, 2003, net current assets of the Group amounted to HK$404,165,000 (2002: HK$438,202,000) with bank balances and cash totalled HK$96,391,000 representing an increase of 127% (2002: HK$42,404,000) over last year. The increase was mainly due to redemptions of convertible note investments held by the Group and refund of certain deposits paid last year for investment projects. Surplus cash of the Group, when considered appropriate, was placed at banks as time deposits for earning interests.

The Group was also in net cash position as at 31st March, 2003 with bank balances and cash net of bank borrowings equal to HK$95,912,000. Bank borrowings of the Group, comprised of unsecured bank overdrafts of HK$479,000, were denominated in Hong Kong dollars and bore commercial floating interest rates. Unutilized banking facilities available to the Group was about HK$4,500,000 in total at year end.

In light of the amount of liquid assets on hand as well as banking facilities available, the Directors considered that the Group has sufficient financial resources to meet its ongoing operational requirements.

Pledge of Assets
As at 31st March, 2003, listed securities with aggregate carrying value of HK$2,519,000 were pledged to secure a margin facility granted by a securities company under ordinary securities trading arrangement. Commercial interest was charged for the margin loan.

Capital Commitment
As at 31st March, 2003, the Group had an outstanding commitment of HK$170,913,000 representing the total consideration payable under an acquisition agreement for part of the shopping mall of Metropolitan Plaza situated in Shenzhen, the PRC. As mentioned above, the Group entered into an agreement in May 2003 to dispose of a subsidiary which owns the rights to acquire such property for a cash consideration of HK$500,000 and the benefits under a profit sharing arrangement. Following the disposal of the subsidiary, the Group ceased to have any obligations under the said acquisition agreement.

Foreign Currency Management
The assets and liabilities and business transactions of the Group are mainly carried at and conducted in Hong Kong dollars and Renminbi. As the exchange rate of Hong Kong dollars to Renminbi has been stable, the Directors are of the view that the Group's exposure to exchange rate risk is not significant.

Shareholders' Funds
Shareholders' funds of the Group amounted to HK$460,432,000 as at 31st March, 2003 (2002: HK$504,116,000), equivalent to a net asset value of approximately HK14.8 cents (2002: HK16.2 cents) per share of the Company. The decrease of shareholder's funds was attributable to the loss incurred by the Group for the year.

BUSINESS PROSPECTS

During the year under review, the management has step up its efforts in restructuring the Group's investment portfolio with the view to enhance the overall performance of the Group. The primary goals of the management is to promote profitability and growth of all existing business segments, and to enter into new ventures with good potential that are expected to add substantial value to the Group. Looking ahead, the Group will continue to pursue, though prudently, attractive investment opportunities in the Mainland and Hong Kong, particularly those that are well poised to take advantage of the continuing strong growth of the China's economy and those that will be benefited by the introduction of the Closer Economic Partnership Arrangement (CEPA).

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The Company's 2002/2003 Annual Report containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange's website in due course.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 23rd July, 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Hansom Eastern (Holdings) Limited (the "Company") will be held on Friday, 5th September, 2003 at Function Room III, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong at 9:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st March, 2003.

2. To re-elect directors of the Company and to fix their remuneration.

3. To re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorise the board of directors of the Company to fix their remuneration.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 23rd July, 2003

Notes:

1. The register of members of the Company will be closed from Wednesday, 3rd September, 2003 to Friday, 5th September, 2003, both days inclusive, during which period no transfer of shares will be registered. In order to be a member of the Company entitled to attend and vote at the annual general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on Tuesday, 2nd September, 2003.

2. To be valid, the instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. Any member of the Company entitled to attend and vote at the meeting shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed pursuant to the articles of association of the Company is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the Company's share registrar, Secretaries Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

截至二零零三年三月三十一日止年度
全年業績公佈

全年業績

恒盛東方控股有限公司(「本公司」)之董事會謹此宣佈本公司及其附屬公司(「本集團」)截至二零零三年三月三十一日止年度經審核綜合業績連同上年度之比較數字如下：

	附註	二零零三年 千港元	二零零二年 千港元
營業額	2	51,493	240,683
銷售成本		(32,965)	(167,840)
毛利		18,528	72,843
其他營運收入		(231)	592
分銷成本		–	(60,325)
行政開支		(18,757)	(33,255)
其他營運開支	4	(45,467)	(52,694)
投資收入	5	2,841	653
營運虧損	6	(43,086)	(72,186)
財務成本	7	(598)	(2,122)
出售已終止業務之收益	8	–	24,525
轉讓予一間附屬公司貸款之虧損		–	(4,711)
除稅前虧損		(43,684)	(54,494)
稅項	9	–	(190)
少數股東權益前虧損		(43,684)	(54,684)
少數股東權益		–	(7,009)
年度虧損淨額		(43,684)	(47,675)
股息	10	–	–
每股虧損－基本	11	(0.014)港元	(0.022)港元

附註：

1. **採納標準會計實務準則**

於本年度，本集團首次採納若干項由香港會計師公會頒佈之全新及經修訂標準會計實務準則(「會計實務準則」)。採納此等全新及經修訂會計實務準則令現金流動表之呈列方式有變，並加入權益變動表，但對本會計期間或過往之會計期間之業績並無重大影響，故無須作出往期調整。

2. **營業額**

[illegible]

	二零零三年 千港元	二零零二年 千港元
持續經營		
證券銷售	2,959	66,259
物業銷售	30,000	9,600
[illegible]	[illegible]	[illegible]
物業租金	2,919	2,119
證券投資之股息收入	8	–
	51,493	89,628
已終止業務		
中西醫藥及保健產品及食品銷售(附註8)	–	151,055
	51,493	240,683

3. **按業務及地區分類資料**

年內，本集團由四個主要營運部分組成：提供融資、證券買賣、物業持有及投資以及投資業務。

誠如附註8所闡釋，本集團於截至二零零二年三月三十一日止年度終止製造及銷售中西醫藥及保健產品及食品業務。

此等部分為本集團呈報其主要分類資料之基準。

此等業務之分類資料呈列如下：

業務分類

截至二零零三年三月三十一日止年度

	提供融資 千港元	證券買賣 千港元	物業持有及投資 千港元	投資業務 千港元	綜合 千港元
分類收益	15,528	2,959	32,919	87	51,493
分類業績	14,415	(177)	1,704	(47,753)	(31,811)
未分配企業開支					(11,275)
營運虧損					(43,086)

截至二零零二年三月三十一日止年度

	持續經營				已終止業務	
	提供融資 千港元	證券買賣 千港元	物業持有及投資 千港元	投資業務 千港元	製造及銷售中西醫藥及保健產品及食品 千港元	綜合 千港元
分類收益	6,533	66,259	11,719	5,117	151,055	240,683
分類業績	5,869	(9,504)	(11,105)	(34,272)	(12,418)	(61,430)
未分配企業開支						(10,756)
營運虧損						(72,186)

地區分類

本集團之業務主要位於香港及中華人民共和國(香港除外，「中國」)。

下表提供按地區市場劃分之本集團銷售分析(不論貨品及服務之來源地)：

	按地區市場劃分之銷售收益 二零零三年 千港元	二零零二年 千港元	營運虧損 二零零三年 千港元	二零零二年 千港元
香港	18,474	202,555	(43,809)	(57,996)
中國	33,019	21,995	723	(12,756)
亞太地區(不包括香港及中國)	–	5,538	–	(1,334)
其他	–	10,595	–	(100)
	51,493	240,683	(43,086)	(72,186)

4. **其他營運開支**

	二零零三年 千港元	二零零二年 千港元
其他營運開支包括：		
投資證券之已確認減值虧損	(45,000)	(37,000)
投資物業估值產生之虧損	(200)	(1,680)
就聯營公司欠款作出撥備	(17)	(1,780)
將作待轉售物業撇減至可變現淨值	–	(10,000)
結束零售店之費用	–	(6,184)

9. **稅項**

	二零零三年 千港元	二零零二年 千港元
所得稅支出包括：		
本公司及其附屬公司之海外稅項	–	210
遞延稅項	–	(20)
	–	190

本年度由於本公司及其附屬公司並無應課稅溢利，因此並無就香港利得稅作出撥備。

海外稅項乃按有關司法權區當時稅率計算。

10. **股息**

年內，本公司概無擬派或派發任何股息(二零零二年：無)。

11. **每股虧損**

年內之每股虧損乃按年度虧損淨額43,684,000港元(二零零二年：47,675,000港元)及已發行普通股3,116,124,045股(二零零二年：加權平均數2,197,101,754股)計算。

由於本公司未行使購股權於截至二零零三年三月三十一日止年度之行使價較本公司股份於該年度之平均市價為高，因此並無呈報該年度之每股攤薄虧損。

末期股息

本公司董事(「董事」)建議不派付本年度之末期股息。

全年業績

截至二零零三年三月三十一日止年度，本集團錄得營業額51,493,000港元(二零零二年：240,683,000港元)及虧損43,684,000港元(二零零二年：47,675,000港元)。每股虧損為1.4港仙(二零零二年：2.2港仙)。本年度之營業額減少，原因為於二零零一年十一月出售經錄得虧損的TFHI業務之銷售收益佔本集團去年營業額之重大部份，至於年度虧損方面，則較去年減少8%，主要為本集團投資業務整體錄得之虧損。

營運回顧

於回顧年度，本集團繼續專注於四大業務範疇，即提供融資、證券買賣、物業持有及投資以及投資業務。本公司擁有66.7%權益並於中國從事製造全球定位安全系統及設備之一家附屬公司已按計劃籌建生產設施，並預期將於來年全面投產。

年內，本集團作出一項新投資，以代價40,000,000港元收購一家製藥公司－西安一枝刘制药有限公司(「一枝刘」)之22.5%權益。一枝刘之營運設立於中國西安市，現時在中國超過30個省份、自治區及市發售及分銷逾10種醫療產品。一枝刘之生產廠房達到藥品生產質量管理規範之標準(GMP)，產品主要用於治療心臟、腦、血管及消化系統，而其亦有生產營養補充產品。一枝刘於一九九一年成立，於過往數年一直錄得盈利。

與去年比較，本集團之營業額、銷售成本及行政開支均錄得相當減幅，另亦無錄得分銷成本。如上文提及，主要為出售錄得虧損之TFHI業務所致，而此亦有助本集團之營運虧損削減40%至43,086,000港元(二零零二年：72,186,000港元)。

提供融資

本集團之放款業務繼續表現出色。此業務之營業額與溢利分別升至15,528,000港元(二零零二年：6,533,000港元)及14,415,000港元(二零零二年：5,869,000港元)，較去年躍升138%及146%。由於此業務於年內一直表現突出，本集團已增撥財務資源發展此業務，而貸款組合亦因此較去年擴大。董事將密切監控此業務之表現，以保持此業務對本集團未來業績之利潤貢獻。

證券買賣

年內，本集團並不活躍於其證券業務，主要為香港經濟與投資市場充斥多項不明朗因素所致。出售證券之營業額減少至2,959,000港元(二零零二年：66,259,000港元)，而此業務亦錄得小額虧損177,000港元(二零零二年：9,504,000港元)。

物業持有及投資

本集團之物業業務錄得溢利1,704,000港元，相對於去年錄得之11,105,000港元虧損。此業務能夠轉虧為盈，歸因於本年度並無出現於去年錄得合計11,680,000港元之撥備及估值虧損，以及本年度收取之租金收入上升所致。

年內，本集團訂約出售其於中國深圳市信興廣場之辦公室及公寓單位，作價30,000,000港元，相等於該等持作待轉售物業之合計賬面值。董事認為，出售該等物業符合本集團之最佳利益，因該等物業之升值潛力有限，而出售該等物業可讓本集團重新調配財務資源，發展其他有利可圖之商機。

二零零三年五月，本集團訂立另一份協議，出售一家擁有收購深圳匯港名苑部份購物商場權利之附屬公司，代價為現金500,000港元及於利潤分攤安排下之利益，詳情請參閱本公司於二零零三年五月十三日發表之公佈。

投資業務

投資業務之收入減至87,000港元(二零零二年：5,117,000港元)，主要因為本集團持有之所有可換股票據投資已於年內被贖回。本集團投資業務之整體虧損為47,753,000港元(二零零二年：34,272,000港元)，主要來自對一家軟件公司投資作出之減值撥備。該公司主力為大型住宅物業項目設計物業管理系統，並積極發展中國物業市場，惟該公司在達到其業務目標之過程中面對不少困難，包括就產品之價格與質素所面對之激烈競爭。鑑於軟件公司不明確之營商前景及疲弱之財政狀況，董事決定就此項投資作出45,000,000港元減值撥備。

財務回顧

流動資金及財務資源

於整個年度，本集團流動資金繼續保持充裕。於二零零三年三月三十一日，本集團流動資產淨值達404,165,000港元(二零零二年：438,202,000港元)，銀行結餘及現金合共96,391,000港元(二零零二年：42,404,000港元)，較去年增加127%。其增加主要為本集團所持之可換股票據投資均被贖回及獲退回若干於去年就投資項目支付之按金所致。本集團盈餘現金於適當情況時已存於銀行作定期存款以賺取利息。

本集團於二零零三年三月三十一日亦處於淨現金狀況，銀行結餘及現金(已扣除銀行借貸)相等於95,912,000港元。本集團之銀行借貸為無抵押銀行透支479,000港元，乃以港元計值及按一般商業浮動利率計息。本集團於年結日手頭未動用之銀行融通額共有約4,500,000港元。

鑑於手頭流動資產以及可動用之銀行融通額，董事認為本集團有充裕財務資源應付其持續營運需求。

資產抵押

於二零零三年三月三十一日，賬面總值2,519,000港元之上市證券乃為

分類收益	15,578	2,959	32,919	87	51,493
分類業績	14,415	(277)	1,704	(47,753)	(31,911)
未分配企業開支					(11,175)
營運虧損					(43,086)

截至二零零二年三月三十一日止年度

	持續經營				已終止業務	
	借貸融資	證券買賣	物業持有及投資	投資業務	製造及銷售中西醫藥及保健產品及食品	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
分類收益	6,533	66,259	11,719	5,117	151,055	240,683
分類業績	5,969	(9,504)	(11,105)	(34,272)	(12,418)	(61,430)
未分配企業開支						(10,756)
營運虧損						(72,186)

地區分類

本集團之業務主要位於香港及中華人民共和國(香港除外，「中國」)。

下表提供按地區市場劃分之本集團銷售分析(不論貨品及服務之來源地)：

	按地區市場劃分之銷售收益		營運虧損	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
香港	18,474	202,555	(43,809)	(57,996)
中國	33,019	21,995	723	(12,756)
亞太地區(不包括香港及中國)	–	5,538	–	(1,334)
其他	–	10,595	–	(100)
	51,493	240,683	(43,086)	(72,186)

4. 其他營運開支

	二零零三年	二零零二年
	千港元	千港元
其他營運開支包括：		
投資證券之已確認減值虧損	(45,000)	(37,000)
投資物業估值產生之虧損	(200)	(1,680)
就聯營公司欠款作出撥備	(17)	(1,780)
持作待轉售物業撇減至可變現淨值	–	(10,000)
關閉零售店之費用	–	(6,184)
撥回訴訟之撥備	–	4,325

5. 投資收入

	二零零三年	二零零二年
	千港元	千港元
利息收入：		
銀行	344	645
其他	2,497	8
	2,841	653

6. 營運虧損

	二零零三年	二零零二年
	千港元	千港元
營運虧損已扣除下列各項：		
折舊及攤銷：		
本集團自置資產	814	4,691
根據財務租約持有之資產	–	28
出售物業、廠房及設備之虧損	–	160
其他投資之未變現虧損	231	–

7. 財務成本

	二零零三年	二零零二年
	千港元	千港元
應付利息包括：		
須於五年內全部償還之銀行及其他借貸	598	2,107
財務租約承擔	–	15
	598	2,122

8. 已終止業務

截至二零零二年三月三十一日止年度，本公司出售Tung Fong Hung Investment Limited(「TFHI」)餘下51%股本權益，作價45,900,000港元。TFHI乃本公司主要從事製造及銷售中西醫藥及保健產品及食品之各附屬公司之前中介控股公司，該交易於二零零一年十一月二日完成。

出售TFHI收益24,525,000港元，即銷售所得款項與TFHI應佔資產淨值兩者之差額連同因先前已於儲備內撇銷但並未扣自或計入收入報表內之應佔換算儲備及負商譽。

已計入本集團綜合收入報表內之TFHI及其附屬公司直至二零零一年十一月二日(終止業務日期)止期間之綜合業績如下：

	二零零三年	二零零二年
	千港元	千港元
營業額	–	151,055
營運虧損	–	(12,418)

物業持有及投資

本集團之物業業務錄得溢利1,704,000港元，相對於去年錄得之11,105,000港元虧損。此業務能夠轉虧為盈，歸因於本年度並無出現於去年錄得合計11,680,000港元之撥備及估值虧損，以及本年度收取之租金收入上升所致。

年內，本集團訂約出售其於中國深圳市信興廣場之辦公室及公寓單位，作價30,000,000港元，相等於該等持作待轉售物業之合計賬面值。董事認為，出售該等物業符合本集團之最佳利益，因該等物業之升值潛力有限，而出售該等物業可讓本集團重新調配財務資源，發展其他有利可圖之商機。

二零零三年五月，本集團訂立另一份協議，出售一家擁有收購深圳滙港名苑部份購物商場權利之附屬公司，代價為現金500,000港元及於利潤分攤安排下之利益，詳情請參閱本公司於二零零三年五月十三日發表之公佈。

投資業務

投資業務之收入減至87,000港元(二零零二年：5,117,000港元)，主要因為本集團持有之所有可換股票據投資已於年內被贖回。本集團投資業務之整體虧損為47,753,000港元(二零零二年：34,272,000港元)，主要來自對一家軟件公司投資作出之減值撥備。該公司主力為大型住宅物業項目設計物業管理系統，並積極發展中國物業市場，惟該公司在達到其業務目標之過程中面對不少困難，包括就產品之價格與質素所面對之激烈競爭。鑑於軟件公司不明確之營商前景及疲弱之財政狀況，董事決定就此項投資作出45,000,000港元減值撥備。

財務回顧

流動資金及財務資源

於整個年度，本集團流動資金繼續保持充裕。於二零零三年三月三十一日，本集團流動資產淨值達404,165,000港元(二零零二年：438,202,000港元)，銀行結餘及現金合共96,391,000港元(二零零二年：42,404,000港元)，較去年增加127%。其增加主要為本集團所持之可換股票據投資均被贖回及獲退回若干於去年就投資項目支付之按金所致。本集團盈餘現金於適當情況時已存於銀行作定期存款以賺取利息。

本集團於二零零三年三月三十一日亦處於淨現金狀況，銀行結餘及現金(已扣除銀行借貸)相等於95,912,000港元。本集團之銀行借貸為無抵押銀行透支479,000港元，乃以港元計值及按一般商業浮動利率計息。本集團於年結日手頭未動用之銀行融通額共有約4,500,000港元。

鑑於手頭流動資產以及可動用之銀行融通額，董事認為本集團有充裕財務資源應付其持續營運需求。

資產抵押

於二零零三年三月三十一日，賬面總值2,519,000港元之上市證券乃為一家證券公司根據正常證券買賣安排下授出之孖展額度之抵押品。此項孖展貸款乃以一般商業利率計息。

資本承擔

於二零零三年三月三十一日，本集團有未履行承擔170,913,000港元，乃為中國深圳滙港名苑部分購物商場收購協議項下之應付代價總額。如上文提及，本集團於二零零三年五月訂約出售一間擁有權利收購上述物業之附屬公司，代價為現金500,000港元及於利潤分攤安排下之利益。出售該附屬公司後，本集團於上述收購協議項下並無任何其他責任。

外匯管理

本集團之資產與負債及商業交易主要以港元及人民幣計賬及進行。由於港元兑人民幣匯率一直保持穩定，故董事認為本集團所面對之外匯風險不大。

股東資金

於二零零三年三月三十一日，本集團股東資金達460,432,000港元(二零零二年：504,116,000港元)，相等於本公司每股股份資產淨值約14.8港仙(二零零二年：16.2港仙)。股東資金減少，乃因本集團於本年度錄得虧損所致。

業務前景

於回顧年度，管理層致力重整本集團之投資組合，以望提升本集團之整體表現。管理層之首要目標為提升各現有業務之盈利及增長，以及發掘具備優厚潛力，預期可為本集團大幅增值之新項目。展望將來，本集團將繼續以審慎態度發掘中港兩地之吸引投資機會，特別是可把握中國經濟持續強勁增長以及受惠於更緊密經貿關係安排下之貿貨商機。

購買、出售及贖回本公司上市證券

年內，本公司及其任何附屬公司概無購買、出售或贖回本公司之上市證券。

於香港聯合交易所有限公司網站披露資料

載列香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六第45(1)至第45(3)段規定披露之所有資料之本公司二零零二／二零零三年年報將於適當時候在聯交所網站上刊登。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零三年七月二十三日

股東週年大會通告

茲通告恒盛東方控股有限公司(「本公司」)謹訂於二零零三年九月五日(星期五)上午九時正假座香港北角城市花園道9號城市花園酒店宴會廳3號廳舉行股東週年大會，藉以處理下列事項：

1. 省覽本公司截至二零零三年三月三十一日止年度之經審核財務報告及董事會與核數師報告。
2. 重選本公司董事及釐定其酬金。
3. 續聘德勤•關黃陳方會計師行為本公司核數師，並授權本公司董事會釐定其酬金。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零三年七月二十三日

附註：

1. 本公司將於二零零三年九月三日(星期三)至二零零三年九月五日(星期五)(包括首尾兩日)暫停辦理股東名冊登記手續，期內將不會辦理任何股份過戶登記手續。所有過戶文件，連同有關股票必須不遲於二零零三年九月二日(星期二)下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方合乎資格成為本公司股東，有權出席股東週年大會及在會上投票。
2. 委任代表書必須由委任人或獲其書面授權之代理人親筆簽署，方為有效；委任人如為公司，則委任代表書須加蓋公司印鑑或經由高級職員或獲正式授權人士親筆簽署後，方為有效。
3. 凡有權出席本公司大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。根據本公司之組織章程細則經正式委任之代表有權在大會上舉手投票。於投票表決時，股東亦可親身或委派代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。
4. 委任受委代表之文據及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或投票表決(視情況而定)指定舉行時間48小時前送達本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，該等文據所委任之人士才有權投票。如未依上列指示送交有關文據，代表委任表格即不被視為有效。
5. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表出席大會就有關該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

SALE AND PURCHASE OF THE ENTIRE ISSUED SHARE CAPITAL OF SURE SUCCESS DEVELOPMENTS LIMITED

On 12th May, 2003, the Vendor and the Purchaser entered into the Agreement for the sale and purchase of the Sale Share at a total consideration of HK$500,000.

Upon completion of the Agreement, SSD will be wholly owned by the Purchaser, who shall bear all the rights and obligations of SSD under the Acquisition Agreement.

Reference is made to the Company's announcement dated 13th May, 2002 and 16th December, 2002 in relation to the details relating to the acquisition of the Property by SSD.

SALE AND PURCHASE AGREEMENT

Date: 12th May, 2003

Parties:
(1) Peking Bay Assets Limited, (as the vendor) an indirect wholly owned subsidiary of the Company;
(2) Empire Dynamic Limited, (as the purchaser) and its beneficial owner are not connected persons (as such term is defined in the Listing Rules) of the Company.

Consideration: The sum of HK$500,000 in cash payable by the Purchaser upon the signing of the Agreement, which was determined based on arms length negotiations and is on normal commercial terms, taking into account the Vendor's potential profit share on the sale of the Property by the Purchaser. The Company is of the view that the consideration is fair on the basis that it has not paid any monetary consideration under the Acquisition Agreement.

The proceeds will be used for general working capital requirements of the Company.

Conditions: The Agreement is conditional upon:-

(a) completion of the due diligence investigations of SSD conducted by and/or on behalf of the Purchaser to its absolute satisfaction in respect of the assets, liabilities, financial, legal and other positions and conditions of SSD within one (1) month from the date of execution of the Agreement;

(b) (if required) the obtaining of the consents to or approvals of the transactions contemplated under the Agreement from all other relevant government bodies or regulatory authorities in Hong Kong or any other place that are not mentioned in the condition above but are required under the applicable laws, regulations and rules.

In the event that the above conditions are not fulfilled on or before 15th June, 2003 (or such later date as the parties to the Agreement may agree in writing), the Agreement shall become void and of no further effect and, save in respect of any antecedent breaches, all liabilities of the parties under the Agreement shall cease and determine provided that such termination shall be without prejudice to any rights or remedies of the parties to the Agreement which shall have accrued prior to such termination. If the long stop dated is extended, a further announcement will be made. The completion of the acquisition of the Property by SSD is not a condition for completion of the Agreement.

Terms: The Vendor as beneficial owner agreed to sell and the Purchaser agreed to purchase the Sale Share with effect from the Completion Date free from all charges, liens, encumbrances, equities and other adverse claims and interests but together with all right attached, accrued or accruing thereto on and after the Completion Date.

Other term: The Purchaser has represented, warranted and undertaken to the Vendor that if SSD shall successfully sell the Property or any portions thereof within 365 calendar days from the date of signing the Agreement, the Purchaser shall pay to the Vendor a fifty per cent (50%) share of the gross profit accrued from each of such sale based on the following formula:-

(Unit Price of the Sale Transaction – RMB16,000) x Building Area (sq.ft.) x 50%

RMB16,000 is the approximate cost per square meter of the Property, calculated based on the originally agreed total consideration payable by SSD to the PRC Parties of RMB193,840,000 under the Acquisition Agreement and the approximate total gross floor area of the Property of 12,115 square meters.

SSD

SSD is an investment holding company. It does not hold any assets (other than having rights under the Acquisition Agreement). Based on management accounts of SSD for the period from 16th April, 2002 (date of incorporation) to 15th April, 2003, SSD's net liabilities is approximately HK$236,169 and its net loss is approximately HK$236,177.

Upon completion of the Agreement, SSD will be wholly owned by the Purchaser, which is expected to bear all the rights and obligations of SSD under the Acquisition Agreement. The Acquisition Agreement has not been completed as at the date hereof. SSD has not yet paid any part of the consideration due to the PRC Parties under the Acquisition Agreement.

REASONS FOR THE TRANSACTION

As set out in the announcement of the Company dated 16th December, 2002, the first instalment of the consideration of HK$60 million under the Acquisition Agreement was due for payment on 28th February, 2003. The Company did not pay this first instalment due to the delay in progress of construction of the Property. At that time, the Company did not engage in detailed discussions with the PRC Parties as to reasons of delay in construction, the expected timing of completion of the Acquisition Agreement nor revised payment terms of the consideration as it was considering alternatives like whether to proceed with the acquisition of the Property or sale of SSD.

The Directors were of the view that no announcement was required at that stage because no material variation to the Acquisition Agreement was concluded yet. The Company had not come to any decision as to whether to proceed with the acquisition of the Property or the sale of SSD. The Directors are of the view that minority shareholders suffered no loss as a result of non payment of the first instalment of HK$60 million.

On 12th May, 2003, the Company, through the Vendor, entered into the Agreement to dispose of SSD with the Purchaser. The Directors considered that it is appropriate at this stage to make an announcement regarding the change in circumstances relating to the Acquisition Agreement.

The Directors are of the view that the economic circumstances has changed since the time of entering into of the Acquisition Agreement. The Directors consider that the chance for disposal of SSD is a good business opportunity. By disposing of SSD, the Company can take the benefit of receiving an initial payment of HK$500,000 with a potential share of profits, if any on the disposal of the Property. By entering into the Agreement, the Company would not be required to pay the consideration nor to complete the Acquisition Agreement hence it can make alternative use of the proceeds originally required to be paid if the Company had opted to proceed to completion of the Acquisition Agreement.

DEFINITIONS

In this announcement,

"Acquisition Agreement"	means the agreement dated 13th May, 2002 (as amended) entered into between the PRC Parties and SSD in relation to the acquisition of the Property
"Agreement"	means the agreement dated 12th May, 2003 entered into between the Vendor and the Purchaser in relation to the acquisition of the Sale Share
"Building Area"	means the area being sold during the Sale Transaction
"Company"	means Hansom Eastern (Holdings) Limited, a company incorporated in the Cayman Islands, the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Completion Date"	means the 3rd business day after all the conditions have been satisfied (or such other time and/or date as the parties to the Agreement may agree in writing)
"Directors"	means the directors of the Company
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	means the People's Republic of China
"PRC Parties"	means 深圳市燕興投資有限公司, 深圳市京基房地產開發有限公司, 深圳市錦峰實業發展有限公司, all are companies incorporated in the PRC
"Property"	means part of 1st to 3rd Floor, South Building and whole of 1st to 3rd Floor, 2nd and 3rd Block, North Building, Metropolitan Plaza, Bing He Road, Fu Tian District, Shenzhen, the PRC (中國深圳市福田區濱河路匯港名苑北樓第2-3座1-3層，南樓1-3層(部份))
"Purchaser"	means Empire Dynamic Limited, a company incorporated in the British Virgin Islands with limited liability
"Sale Share"	means one (1) share of US$1.00 each in the issued capital of SSD which represents the entire issued share capital of SSD
"Sale Transaction"	means the sale of the Property or any portions thereof by SSD within 365 calendar days from the date of signing the Agreement
"SSD"	means Sure Success Developments Limited, a company incorporated in the British Virgin Islands with limited liability and as at the date hereof has an authorised capital of US$50,000.00 divided into 50,000 shares of US$1.00 each, of which one (1) share has been issued and is fully paid which represents the entire issued share capital of SSD and is an indirect wholly-owned subsidiary of the Company
"Unit Price"	means the consideration of the Sale Transaction divided by the Building Area
"Vendor"	means Peking Bay Assets Limited, a company incorporated in the British Virgin Islands with limited liability

By Order of the Board
Hansom Eastern (Holdings) Limited
Lai Ming Wai
Executive Director

Hong Kong, 13th May, 2003